FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

02 SEP 17 AM 9:16

02076131

September 6, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

FANCAMP EXPLORATION LTD.

D. Chapman

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 9/18

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

September 6, 2002

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has reached an agreement in principal to raise a total of $60,000 by way of an arms' length private placement. The proposed placement would consist of the purchase of 1,000,000 common shares of the Company at a price of $0.06 per share.

The proceeds from the placement will be added to the Company's general working capital.

The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, Ph. D.,P.Eng., President, at 514-481-3172

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.